Stratus Technologies Bermuda Holdings Ltd. Cumberland House 1 Victoria Street Hamilton HM 11, Bermuda Tel: + 441-295-4630 Fax: + 441-292-7880

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

CC:	Jennifer Fugario, Staff Accountant

Re:	Stratus Technologies Bermuda Holdings Ltd.
Form 20-F for the Fiscal Year Ended February 26, 2012
Filed May 21, 2012
File no. 333-171863

October 2, 2012

Dear Mr. Gilmore:

I am writing to acknowledge receipt of your letter dated September 27, 2012 related to the above matter. As we discussed via phone call on September 28, 2012, I am traveling out of the country on business at the end of the week and have our quarterly earnings release on October 11, 2012. Therefore I requested, and you agreed to an extension to submit answers on behalf of the company to October 31, 2012.

Thank you for allowing the additional time required to complete thorough and accurate responses to your questions.

Sincerely,

/s/ Robert C. Laufer

Robert C. Laufer

Chief Financial Officer

Stratus Technologies Bermuda Holdings Ltd.